UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

JMP GROUP LLC
(Name Of Subject Company (Issuer))

JMP GROUP LLC
(Name of Filing Persons (Offeror))

Shares representing limited liability company interests in JMP Group LLC
(Title of Class of Securities)

46629U107
(CUSIP Number of Class of Securities)

Raymond S. Jackson
Chief Financial Officer
JMP Group LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
(415) 835-8900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew D. Thorpe, Esq.

Niki Fang, Esq.

Justin Ho, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,850,000	$1436.22

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1436.22	Filing Party:	JMP Group LLC
Form or Registration No.:	SCHEDULE TO	Date Filed:	May 16, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission by JMP Group LLC (the “Company”) on May 16, 2019, as amended and supplemented on May 28, 2019. The Schedule TO relates to a tender offer by the Company to purchase up to 3,000,000 shares representing limited liability company interests, at a purchase price per share of $3.95, in cash, without interest and less any applicable withholding taxes, for an aggregate purchase price of $11,850,000, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2019 and the accompanying letter of transmittal.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 11.     ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

“On June 18, 2019, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., New York City time, on June 13, 2019. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase dated May 16, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(1)(C)

Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(5)(A)	Press Release issued on May 13, 2019 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on May 13, 2019).*

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(B) to the Registrant's Schedule TO filed on May 16, 2019).*

(a)(5)(C)	Press Release issued on June 18, 2019.**

(d)(1)

JMP Group LLC Amended and Restated Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form S-4 (File No. 333-198264) filed on October 16, 2014).*

(d)(2)	JMP Group LLC Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Post-Effective Amendment No. 1 to Form S-8 filed on January 27, 2015).*

(d)(3)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13.6 to JMP Group Inc.’s quarterly report on Form 10-Q filed on May 6, 2010).*

(d)(4)	Form of Share Appreciation Right Award (incorporated by reference to Exhibit 99.3 to the Registrant’s Post-Effective Amendment No. 1 to Form S-8 filed on January 27, 2015).*

(d)(5)

Revolving Note and Cash Subordination Agreement, dated as of April 8, 2011 (incorporated by reference to Exhibit 10.31 to the Registrant’s registration statement on Form S-4 (File No. 333-198264) filed on October 29, 2014).*

(d)(6)

Amendment Number Five to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of April 30, 2014 (incorporated by reference to Exhibit 10.31 to JMP Group Inc.’s quarterly report on Form 10-Q filed May 1, 2014).*

(d)(7)

Amendment Number Six to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of May 6, 2015 (incorporated by reference to Exhibit 10.11 to the Registrant’s quarterly report on Form 10-Q filed on August 4, 2015).*

(d)(8)

Amendment Number One to Second Amended and Restated Credit Agreement, dated April 27, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.12 to the Registrant’s quarterly report on Form 10-Q filed on May 2, 2016).*

(d)(9)

Amendment Number Seven to Revolving Note and Cash Subordination Agreement & Revolving Note, effective April 26, 2016, between JMP Securities and City National Bank (incorporated by reference to Exhibit 10.13 to the Registrant’s quarterly report on Form 10-Q filed on May 2, 2016).*

(d)(10)

Amendment Number Two to Second Amended and Restated Credit Agreement, dated August 24, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.14 to the Registrant’s quarterly report on Form 10-Q filed on November 1, 2016).*

(d)(11)

Collateral Administration Agreement, dated as of June 29, 2017, by and among JMP Credit Advisors CLO IV Ltd., JMP Credit Advisors LLC and U.S. Bank National Association, as collateral administrator (incorporated by reference from Exhibit 10.15 to the Company’s Form 8-K filed on July 3, 2017).*

(d)(12)

Amendment Number Three to Second Amended and Restated Credit Agreement, dated May 9, 2017, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-Q filed on August 8, 2017).*

(d)(13)

Amendment Number Eight to Revolving Note and Cash Subordination Agreement & Revolving Note, dated May 9, 2017, between JMP Securities LLC, City National Bank (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q filed on August 8, 2017).*

(d)(14)

Credit Agreement, dated as of July 31, 2017, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-Q filed on November 9, 2017).*

(d)(15)

Indenture, dated as of February 20, 2018, among JMP Credit Advisors CLO III(R) Ltd., as Issuer, JMP Credit Advisors CLO III(R) LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.19 to the Registrant’s Form 8-K filed on February 22, 2018).*

(d)(16)

First Amendment to Credit Agreement, dated as of May 2, 2018, among JMP Credit Advisors CLO V Ltd,. as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-Q filed on May 10, 2018).*

(d)(17)

Second Amendment to Credit Agreement, dated as of June 21, 2018, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 8-K filed on June 21, 2018).*

(d)(18)

Indenture, dated as of July 26, 2018, among JMP Credit Advisors CLO V Ltd., as Issuer, JMP Credit Advisors CLO V LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 8-K filed on July 27, 2018).*

(d)(19)

Amendment Number Nine to Revolving Note and Cash Subordination Agreement & Revolving Note, dated June 6, 2018, by and between JMP Securities LLC and City National Bank (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-Q filed on August 7, 2018).*

(d)(20)

Amendment Number Four to Second Amended and Restated Credit Agreement, dated August 6, 2018, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-Q filed on August 7, 2018).*

(d)(21)

Credit Agreement, dated as of October 11, 2018, by and among BNP Paribas, as lender and administrative agent, JMP Credit Advisors Long-Term Warehouse Ltd., as borrower, JMP Credit Advisors CLO VI Warehouse Ltd., as a subsidiary of borrower, each other CLO Subsidiary from time to time party thereto, JMP Credit Advisors LLC, as collateral manager, and JMP Capital LLC as preferred investor (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 8-K filed on October 12, 2018).*

(d)(22)

Lease Agreement, dated August 10, 2011, between Transamerica Pyramid Properties, LLC, as landlord, and JMP Group Inc., as tenant (incorporated by reference to Exhibit 10.26 to the Registrant’s Form 10-Q filed on November 9, 2018).*

(d)(23)

Third Amendment to Office Lease, dated as of October 31, 2018, by and among Transamerica Pyramid Properties, LLC as landlord, and JMP Group Inc. as tenant (incorporated by reference to Exhibit 10.27 to the Registrant’s Form 10-Q filed on November 9, 2018).*

(d)(24)	Form of Deferred Restricted Share Unit Award Agreement (Section 16) (incorporated by reference to Exhibit 10.28 to the Registrant’s Form 8-K filed on February 6, 2019).*

(d)(25)

Indenture, dated as of June 29, 2017 among JMP Credit Advisors CLO IV Ltd., as Issuer, JMP Credit Advisors CLO IV LLC, as CO-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to exhibit 4.10 to the Registrants current report on Form 8-k filed on July 3, 2017).*

*	Previously filed.
**	Filed herewith.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMP Group LLC

Dated: June 18, 2019	By:	s/Raymond S. Jackson
	Name:	Raymond S. Jackson
	Title:	Chief Financial Officer